United States securities and exchange commission logo





                          June 10, 2022

       Scott Hutton
       President and Chief Executive Officer
       BIODESIX INC
       2970 Wilderness Place, Suite 100
       Boulder, CO 80301

                                                        Re: BIODESIX INC
                                                            Registration
Statement on Form S-3
                                                            Filed June 6, 2022
                                                            File No. 333-265448

       Dear Mr. Hutton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Samir A. Gandhi, Esq.